SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934

                        (Amendment No. 0)

               FIRST WASHINGTON REALTY TRUST, INC.
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                             337489
                         (CUSIP Number)

                        Reid K. Liffmann
          Capitol Hill Associates, Limited Partnership
                1829 Reisterstown Road, Suite 410
                    Baltimore, Maryland 21208
                         (410) 484-8400

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 9, 1997
              (Date of Event which Requires Filing
                       of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

                 (Continued on following pages)

                      (Page 1 of 29 Pages)

CUSIP No.  337489              13D           Page 2 of 29 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Capitol Hill Associates, Limited Partnership

2.   Check the appropriate box if a member of a group
                                                       (a) [x]
                                                       (b) [ ]

3.   SEC USE ONLY

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [  ]

6.   Citizenship or Place of Organization

     Maryland

NUMBER OF SHARES         7.   Sole Voting Power
BENEFICIALLY                  0 shares
OWNED BY
EACH                     8.   Shared Voting Power
REPORTING                     167,762 shares
PERSON
WITH                     9.   Sole Dispositive Power
                              0 shares

                         10.  Shared Dispositive Power
                              167,762 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     167,762 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                         [  ]

13.  Percent of Class Represented by Amount in Row (11)

     3.3%

14.  Type of Reporting Person

     PN

CUSIP No.  337489              13D           Page 3 of 29 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     S&S Finance Limited Partnership

2.   Check the appropriate box if a member of a group
                                                       (a) [x]
                                                       (b) [ ]

3.   SEC USE ONLY

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [  ]

6.   Citizenship or Place of Organization

     Maryland

NUMBER OF SHARES         7.   Sole Voting Power
BENEFICIALLY                  0 shares
OWNED BY
EACH                     8.   Shared Voting Power
REPORTING                     27,300 shares
PERSON
WITH                     9.   Sole Dispositive Power
                              0 shares

                         10.  Shared Dispositive Power
                              27,300 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     27,300 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                         [  ]

13.  Percent of Class Represented by Amount in Row (11)

     0.5%

14.  Type of Reporting Person

     PN

CUSIP No.  337489              13D           Page 4 of 29 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Samuel G. Rose

2.   Check the appropriate box if a member of a group
                                                       (a) [x]
                                                       (b) [ ]

3.   SEC USE ONLY

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [  ]

6.   Citizenship or Place of Organization

     U.S.A.

NUMBER OF SHARES         7.   Sole Voting Power
BENEFICIALLY                  47,459 shares
OWNED BY
EACH                     8.   Shared Voting Power
REPORTING                     243,480 shares
PERSON
WITH                     9.   Sole Dispositive Power
                              47,459 shares

                         10.  Shared Dispositive Power
                              243,480 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     290,939 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                         [  ]

13.  Percent of Class Represented by Amount in Row (11)

     5.7%

14.  Type of Reporting Person

     IN

CUSIP No.  337489              13D           Page 5 of 29 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stewart J. Greenebaum

2.   Check the appropriate box if a member of a group
                                                       (a) [x]
                                                       (b) [ ]

3.   SEC USE ONLY

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [  ]

6.   Citizenship or Place of Organization

     U.S.A.

NUMBER OF SHARES         7.   Sole Voting Power
BENEFICIALLY                  47,459 shares
OWNED BY
EACH                     8.   Shared Voting Power
REPORTING PERSON              243,480 shares
WITH
                         9.   Sole Dispositive Power
                              47,459 shares

                         10.  Shared Dispositive Power
                              243,480 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     290,939 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                         [  ]

13.  Percent of Class Represented by Amount in Row (11)

     5.7%

14.  Type of Reporting Person

     IN

CUSIP No.  337489              13D           Page 6 of 29 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Samuel G. Rose Grantor Trust

2.   Check the appropriate box if a member of a group
                                                       (a) [x]
                                                       (b) [ ]

3.   SEC USE ONLY

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [  ]

6.   Citizenship or Place of Organization

     Maryland

NUMBER OF SHARES         7.   Sole Voting Power
BENEFICIALLY                  0 shares
OWNED BY
EACH                     8.   Shared Voting Power
REPORTING                     28,259 shares
PERSON
WITH                     9.   Sole Dispositive Power
                              0 shares

                         10.  Shared Dispositive Power
                              28,259 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     28,259 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                         [  ]

13.  Percent of Class Represented by Amount in Row (11)

     0.6%

14.  Type of Reporting Person

     OO

CUSIP No.  337489              13D           Page 7 of 29 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Woodholme Center, Inc.

2.   Check the appropriate box if a member of a group
                                                       (a) [x]
                                                       (b) [ ]

3.   SEC USE ONLY

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [  ]

6.   Citizenship or Place of Organization

     Maryland

NUMBER OF SHARES         7.   Sole Voting Power
BENEFICIALLY                  0 shares
OWNED BY
EACH                     8.   Shared Voting Power
REPORTING                     959 shares
PERSON
WITH                     9.   Sole Dispositive Power
                              0 shares

                         10.  Shared Dispositive Power
                              959 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     959 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                         [  ]

13.  Percent of Class Represented by Amount in Row (11)

     <0.1%

14.  Type of Reporting Person

     CO

CUSIP No.  337489              13D           Page 8 of 29 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Osprey Development Corp.

2.   Check the appropriate box if a member of a group
                                                       (a) [x]
                                                       (b) [ ]

3.   SEC USE ONLY

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [  ]

6.   Citizenship or Place of Organization

     Maryland

NUMBER OF SHARES         7.   Sole Voting Power
BENEFICIALLY                  0 shares
OWNED BY
EACH                     8.   Shared Voting Power
REPORTING                     167,762 shares
PERSON
WITH                     9.   Sole Dispositive Power
                              0 shares

                         10.  Shared Dispositive Power
                              167,762 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     167,762 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                         [  ]

13.  Percent of Class Represented by Amount in Row (11)

     3.3%

14.  Type of Reporting Person

     CO

Item 1.   Security and Issuer.

     This Schedule 13D ("Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of First Washington Realty Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4350 East-West Highway, Suite 400, Bethesda, Maryland 20814.

Item 2.   Identity and Background.

     (a), (b), (c), (f)  This statement is filed on behalf of (i)

Capitol Hill Associates, Limited Partnership, a Maryland limited partnership ("Capitol Hill LP"); (ii) S&S Finance Limited Partnership, a Maryland limited partnership ("S&S Finance LP");
(iii) Woodholme Center, Inc., a Maryland corporation ("Woodholme"); (iv) Osprey Development Corp., a Maryland corporation ("Osprey"); (v) Samuel G. Rose ("Rose"); (vi) the Samuel G. Rose Grantor Trust (the "Rose Trust"); and (vii) Stewart J. Greenebaum ("Greenebaum"). Capitol Hill LP, S&S Finance LP, Woodholme, Osprey, Rose, the Rose Trust and Greenebaum, are hereinafter collectively referred to as, the "Reporting Persons".

     Capitol Hill LP is a Maryland limited partnership which holds certain assets including, without limitation, cash, securities and interests in real property. The general partner of Capitol Hill LP is Osprey, which holds a 1% interest in Capitol Hill LP. Greenebaum and Rose are the limited partners of Capitol Hill LP, each holding a 49.5% interest, respectively. Rose and Greenebaum are the controlling shareholders of Osprey, each, respectively, holding 50 percent of Osprey's issued and outstanding shares of common stock and thereby indirectly controlling Capitol Hill LP. The business address of Capitol Hill LP and Osprey are 1829 Reisterstown Road, Suite 410, Baltimore, Maryland 21208.

     S&S Finance LP is a Maryland limited partnership which holds assets including, cash, securities and notes receivable. Greenebaum and the Rose Trust are the general partners of S&S Finance LP each holding a 50 percent general partnership interest, respectively, and thereby directly controlling S&S Finance LP. The business address of S&S Finance LP is 1829 Reisterstown Road, Suite 410, Baltimore, Maryland 21208.

     Woodholme is a Maryland corporation which holds 959 Common Units (the "Units") of First Washington Realty Limited Partnership, a Maryland limited partnership and an affiliate of the Issuer (the "FWRLP"). The Rose Trust and Greenebaum are the controlling shareholders of Woodholme, each, respectively, holding 50 percent of Woodholme's issued and outstanding shares of common stock. The business address of Woodholme is 1829 Reisterstown Road, Suite 410, Baltimore, Maryland 21208.


     The Rose Trust is a grantor trust formed under the terms of a certain Trust Agreement dated December 23, 1991, as amended (the "Trust Agreement") between Rose, as settlor and Rose and Greenebaum, as trustees. The Rose Trust holds, among other things, a partnership interest in S&S Finance LP and shares of common stock of Woodholme. Under the Trust Agreement the Trustees have voting power with respect to the corpus of the Rose Trust, however, no property held in the trust may be conveyed without the consent of Rose. The business address of the Rose Trust is 901 Dulaney Valley Road, Suite 400, Towson, Maryland 21204.

     Rose is an officer with Greenebaum and Rose Associates, Inc., a Maryland corporation, at its Washington DC office at 816 Connecticut Avenue, NW, 12th Floor, Washington, DC 20006. Rose is a U.S. citizen and with Greenebaum, directly or indirectly controls Capitol Hill LP, Osprey, S&S Finance LP and Woodholme. Rose is the settlor and a trustee of the Rose Trust.

     Greenebaum is an officer with Greenebaum and Rose Associates, Inc. of 1829 Reisterstown Road, Suite 410, Baltimore, Maryland 21208. Greenebaum is a U.S. citizen and with Rose, directly or indirectly controls Capitol Hill LP, Osprey, S&S Finance LP and Woodholme. Greenebaum is also a trustee of the Rose Trust.

     (d), (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Capitol Hill LP has expended $3,924,275.00 for the purchase of shares of Common Stock. The source of funds for all purchases of Common Stock by Capitol Hill LP has been its internal working capital.

     S&S Finance LP has expended $646,925.00 for the purchase of shares of Common Stock. The source of funds for all purchases of

Common Stock by S&S Finance LP has been its internal working capital.

     Under the terms of a certain Contribution Agreement dated May 3, 1995 (the "Contribution Agreement"), among FWRLP and Woodholme, Greenebaum and Rose, as the partners of Woodholme Properties Limited Partnership, a now dissolved Maryland limited partnership ("Woodholme LP"), Woodholme, Rose and Greenebaum received 959, 47,459 and 47,459 Units, respectively, in exchange for the transfer and conveyance of their partnership interests in Woodholme LP to FWRLP. The aggregate value of the partnership interests in Woodholme LP exchanged for Units by Woodholme, Rose and Greenebaum under the Contribution Agreement was $2,076,701.

Item 4.   Purpose of Transaction.

     The Reporting Persons are holding the Units and the shares of Common Stock of the Issuer for investment purposes and the Reporting Persons will continue to evaluate its potential investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and investment opportunities. Based upon such evaluation, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is warranted, whether because of the market prices of the Issuer's securities or otherwise, may acquire shares of Common Stock, Units or other securities of the Issuer, either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of their potential investment, either in the open market or in privately negotiated transactions.

Item 5.   Interest in Securities of the Issuer. <F1>

     (a), (b) Capitol Hill LP beneficially owns 167,762 shares of Common Stock. The 167,762 shares beneficially owned by Capitol Hill LP represent approximately 3.3% of the outstanding Common Stock of the Issuer. Capitol Hill LP has shared voting power and shared dispositive power over such shares.

<F1> All calculations of beneficial ownership as a percentage of the Issuer's outstanding Common Stock are based on 5,031,807 shares of Common Stock of the Issuer outstanding as of May 12, 1997 as provided in the Form 10-Q for the Issuer filed with the Securities and Exchange Commission on May 12, 1997 and 95,877 Units held by the Reporting Persons and exchangeable into shares of Common Stock and thus, "deemed outstanding" through the application of Exchange Act Rule 13d-3.

     None of the Reporting Persons have any plans or proposals which relate to or would result in any of paragraphs (a) through
(j) enumerated on Schedule 13D Item 4.

     Osprey beneficially owns 167,762 shares of Common Stock.
The 167,762 shares beneficially owned by Osprey represent approximately 3.3% of the outstanding Common Stock of the Issuer.

Osprey has shared voting power and shared dispositive power over such shares.

     S&S Finance LP beneficially owns 27,300 shares of Common Stock. The 27,300 shares beneficially owned by S&S Finance LP represent approximately .5% of the outstanding Common Stock of the Issuer. S&S Finance LP has shared voting power and shared dispositive power over such shares.

     Woodholme beneficially owns 959 shares of Common Stock which is less than .1% of the Common Stock of the Issuer which it may acquire from an exchange of 959 Units under the terms of the Limited Partnership Agreement of FWRLP (the "FWRLP Partnership Agreement"). The FWRLP Partnership Agreement provides that the Units may be exchanged for shares of Common Stock on a one for one basis. Woodholme has shared voting power and shared dispositive power over such shares.

     Greenebaum may be deemed beneficially to own in the aggregate 290,939 shares of Common Stock which represent approximately 5.7% of the outstanding shares of Common Stock of the Issuer. These shares of Common Stock include 47,459 shares which Greenebaum may acquire from an exchange of 47,459 Units under the FWRLP Partnership Agreement and Greenebaum has sole voting power and the sole power to dispose of such shares. Greenebaum has shared voting power and shared dispositive power over 243,480 shares of Common Stock. Although Greenebaum may be deemed the beneficial owner of the 47,459 shares of Common Stock held by Rose, Greenebaum disclaims beneficial ownership of such shares.

     Rose may be deemed beneficially to own in the aggregate 290,939 shares of Common Stock which represent approximately 5.7% of the outstanding Common Stock of the Issuer. These shares of Common Stock include 47,459 shares which Rose may acquire from an exchange of 47,459 Units under the FWRLP Partnership Agreement and Rose has sole voting power and the sole power to dispose of such shares. Rose has shared voting power and shared dispositive power with Greenebaum over 243,480 shares of Common Stock. Although Rose may be deemed the beneficial owner of the 47,459 shares of Common Stock held by Greenebaum, Rose disclaims beneficial ownership over such shares.

     The Rose Trust beneficially owns in the aggregate 28,259 shares of Common Stock which represent approximately .6% of the outstanding Common Stock of the Issuer. The Rose Trust has shared voting and shared dispositive power over all of these shares of Common Stock.

     (c) In the past sixty days the Reporting Persons have effected the following transactions with respect to the Common
Stock of the Issuer:

DATE      REPORTING         NO. OF    PRICE       TYPE OF
          PERSON            SHARES    PER SHARE   TRANSACTION

03/25/97  S&S Finance LP     5,800       23.875   Brokered
03/25/97  S&S Finance LP    12,500       24.000   Brokered
03/26/97  S&S Finance LP     2,700       23.875   Brokered
03/31/97  S&S Finance LP     1,000       22.875   Brokered
03/31/97  S&S Finance LP     1,500       22.750   Brokered
03/31/97  S&S Finance LP     2,500       23.000   Brokered
04/01/97  S&S Finance LP     1,300       22.375   Brokered
04/02/97  Capitol Hill LP   22,700       23.150   Brokered
04/02/97  Capitol Hill LP    5,000       23.280   Brokered
04/03/97  Capitol Hill LP    6,800       23.009   Brokered
04/07/97  Capitol Hill LP   10,000       23.395   Brokered
04/07/97  Capitol Hill LP    8,000       23.323   Brokered
04/08/97  Capitol Hill LP   14,600       23.983   Brokered
04/11/97  Capitol Hill LP    5,000       23.625   Brokered
04/14/97  Capitol Hill LP    3,000       23.500   Brokered
04/15/97  Capitol Hill LP    7,100       23.463   Brokered
05/09/97  Capitol Hill LP   85,562       23.375   Priv. Placement

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Purchase Agreement

     Set forth below is a summary description of selected provisions of the Purchase Agreement (the "Purchase Agreement") between the Issuer and Capitol Hill LP dated May 8, 1997 related to the purchase of shares of Common Stock by Capitol Hill LP. Such description is qualified in its entirety by reference to the Purchase Agreement, a copy of which has been included as Exhibit
0.1 hereto and is incorporated by reference herein.

     The Purchase Agreement provides for the purchase of the 85,562 shares of Common Stock (the "Shares") by Capitol Hill LP at a price of $23.375 per Share for the aggregate purchase price of $2,000,011.75.

     Pursuant to the terms of the Purchase Agreement the Issuer made representations with respect to, among other things, that the Shares purchased thereunder were fully paid and non-assessable, that the execution of the Purchase Agreement and the consummation of the transactions contemplated thereby would not violate any laws to which the Issuer was subject, and that the registration statement filed with the Securities and Exchange Commission for the Shares was effective.

     Under the terms of the Purchase Agreement, the Issuer has agreed to indemnify and hold Capitol Hill LP harmless from and against any liability or loss, cost or expense for any breach of any representation or warranty, covenant or undertaking provided in, or any failure to comply with any provisions of the Purchase Agreement. The Purchase Agreement further provides that the representations and covenants set forth in the Purchase Agreement will survive the closing of the transaction and that the Agreement may be terminated by either of the parties if such closing has not occurred prior to May 14, 1997.

Capitol Hill LP Agreement

     The voting and disposition of the shares of Common Stock held by Capitol Hill LP are governed by an Agreement of Limited Partnership dated July 29, 1985, as amended (the "Capitol Hill LP Agreement"). Under the provisions of the Capitol Hill LP Agreement, the general partner (presently Osprey, which is controlled by Rose and Greenebaum, as the sole and equal shareholders thereof) has the right, power and authority to act on behalf of Capitol Hill LP in any manner. The powers expressly granted to the general partner under said agreement include, without limitation, the right to sell, exchange or convey any realty or personalty of the partnership and to execute all instruments or documents in connection therewith.

S&S Finance LP Agreement

     The voting and disposition of the shares of Common Stock held by S&S Finance LP are governed by a Limited Partnership Agreement dated August 17, 1987, as amended (the "S&S Finance LP Agreement"). Under the provisions of the S&S Finance LP Agreement, the two general partners thereof (presently Rose and Greenebaum) have the power to sell and convey, in whole or in part, any securities owned by S&S Finance LP and to execute all documents and instruments in furtherance thereof. The S&S

Finance LP Agreement expressly provides that the general partners shall act jointly on all decisions. Under the S&S Finance LP Agreement, the limited partners of S&S Finance LP have no vote or right to participate in the conduct or control of the business.

Item 7.   Material to be Filed as Exhibits.

Exhibit   Description

0.1       Consent to Joint Filing of Schedule 13D

0.2       Stock Purchase Agreement among First Washington Realty
          Trust, Inc. and Capitol Hill Associates, Limited
          Partnership dated May 8, 1997.

                           SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  May 19, 1997

                                   CAPITOL HILL ASSOCIATES,
                                   LIMITED PARTNERSHIP

                                   By:  Osprey Development Corp.,
                                        General Partner



                                   /s/Samuel G. Rose
                                   Samuel G. Rose, President


                                   S & S FINANCE LIMITED
                                   PARTNERSHIP



                                   By:  /s/Samuel G. Rose
                                   Samuel G. Rose
                                   General Partner



                                   /s/Stewart J. Greenebaum
                                   Stewart J. Greenebaum



                                   /s/Samuel G. Rose
                                   Samuel G. Rose

                                   WOODHOLME CENTER, INC.



                                   By:  /s/Samuel G. Rose
                                   Samuel G. Rose
                                   President



                                   SAMUEL G. ROSE GRANTOR TRUST



                                   By:  /s/Samuel G. Rose
                                   Samuel G. Rose, Trustee



                                   OSPREY DEVELOPMENT CORP.




                                   By:  /s/Samuel G. Rose
                                   Samuel G. Rose
                                   President

                               EXHIBIT INDEX

Exhibit   Description                                       Page

0.1       Consent to Joint Filing of Schedule 13D           19

0.2       Purchase Agreement among Capitol Hill             21
          Associates, Limited Partnership and First
          Washington Realty Trust, Inc. dated May 8, 1997.